UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

LEXMARK INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Commission File No. 1-14050

Delaware	06-1308215
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

One Lexmark Centre Drive
740 West New Circle Road
Lexington, Kentucky	40550
(Address of principal executive offices)	(Zip Code)

Robert J. Patton -- (859) 232-2000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Lexmark International, Inc. (“Lexmark” or the “Company”) evaluated its current product line and determined that conflict minerals were necessary to the functionality or production of certain printers and multifunction devices as well as the associated supplies that the Company manufactured or contracted to manufacture during 2015. The Company performed a reasonable country of origin inquiry, and concluded that some of its conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country. As such, the Company proceeded to exercise due diligence in accordance with the Organization for Economic Co-operation and Development (“OECD”) framework on the source and chain of custody of the conflict minerals.

The Company has prepared a Conflict Minerals Report, which is attached to this Form SD as an exhibit. This Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the SEC.

The Company has disclosed the information above, along with a copy of its Conflict Minerals Report and related materials, on its website, www.lexmark.com.

Item 1.02 Exhibit

Attached as an exhibit to this Form SD is the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Lexmark International, Inc.
(Registrant)

/s/ Robert J. Patton	May 27, 2016
Robert J. Patton	(Date)
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.